

Jeffrey Schvimer · 2nd

Partner and Chief Financial Officer

Greater Chicago Area · 500+ connections · **Contact info**

Oodles Deals and Events

 The University of Chicago
Booth School of Business

Experience

Senior Management
Oodles Deals and Events
Sep 2018 – Present · 1 yr 4 mos

 **Investment Director**
PNC
Jan 2012 – Aug 2018 · 6 yrs 8 mos
Chicago, Illinois

Wealth Management Advisor for High-Net Worth Individuals

 **Managing Director**
Mesirow Financial
Jul 1995 – Dec 2011 · 16 yrs 6 mos

 **Senior Vice President**
Morgan Stanley
1989 – 1995 · 6 yrs

 **Vice President**
American National Bank
1982 – 1989 · 7 yrs

Education

 **The University of Chicago Booth School of Business**
MBA, Finance
1984 – 1986

 **University of Chicago**
BA, English
1975 – 1979

Skills & Endorsements

Portfolio Management · 23

 Endorsed by **3 of Jeffrey's colleagues at PNC**

Asset Management · 22

 Endorsed by **Joe Halwax CAIA CIMA®** and **1 other** who is highly skilled at this    Endorsed by **5 of Jeffrey's colleagues at PNC**

Equities · 20

 Endorsed by **5 of Jeffrey's colleagues at PNC**

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Interests

 **University of Chicago**
168,970 followers

 **Chicago Booth: Investment Mana...**
1,485 members

 **The Family Office Club - #1 Large...**
119,798 members

CIP **Chicago Investment Professionals**
2,084 members

 **The University of Chicago Booth ...**
110,136 followers

 **PNC**
171,889 followers

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